Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
Earnings:
Income (loss) before income taxes	$124.6		$16.5		$155.0		$26.7
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(1.2)		(0.3)		(1.7)		0.3
Fixed charges	58.5		33.9		108.2		73.7
Earnings	$181.9		$50.1		$261.5		$100.7
Fixed charges:
Interest expense, including debt discount amortization	$46.9		$27.9		$87.4		$56.1
Amortization/writeoff of debt issuance costs	5.0		1.6		7.4		9.5
Portion of rental expense representative of interest factor (assumed to be 33%)	6.6		4.4		13.4		8.1
Fixed charges	$58.5		$33.9		$108.2		$73.7
Ratio of earnings to fixed charges	3.1	x	1.5	x	2.4	x	1.4	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—